Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

March 25, 2024

Confidential and via edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ameen Hamady
Ms. Shannon Menjivar
Mr. Kibum Park
Mr. David Link

Re:	GreenTree Hospitality Group Ltd. Form 20-F for the Year Ended December 31, 2022 Filed on April 28, 2023 File No. 001-38425

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 11, 2024 (the “March 11 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the March 11 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	ERIK P. WANG	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington,D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	March 25, 2024

Form 20-F filed April 28, 2023

We may not pay further dividends to our public shareholders. .. ., page 35

1.	We note your response to comment 3. Please provide the U.S. Dollar equivalent amount for each of the RMB amounts shown.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise to quantify any cash flows and transfers of other assets by type that have occurred between it and its subsidiaries, and direction of transfer, and provide the U.S. Dollar equivalent amount for each of the RMB amounts shown at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. The proposed further revised disclosures are set forth in Annex A.

4. Deconsolidations, page F-31

2.	We note your response to our prior comment number 8. Please further describe the facts and circumstances that drove the BoD to have its suspicions that Mr. Zhang was embezzling funds including the timing and potential financial statement periods impacted. Please ensure that your response describes whether the Company believes such potential financial improprieties existed prior to it beginning its dispute with Mr. Zhang in late May 2022. Finally, please clarify how the Company determined that it had effective internal controls and disclosure controls and procedures related to its financial statements for any of the periods for which the Company had concerns about the heightened risk of Mr. Zhang's financial improprieties and how the Company was able to determine that such financial statements were not materially impacted.

The Company respectfully advises the Staff that, prior to late-May 2022, as part of the Company’s internal controls on financial reporting and disclosure controls and procedures related to its financial statements, the Company’s management, the Board of Directors of Argyle Beijing (the “BoD”) and Board of Shareholders of Argyle Beijing held regular meetings, on a quarterly basis or more frequently when necessary, with the management team members of Argyle Group (including Mr. Zhang) to ensure the implementation of policies and procedures that are designed by the Company’s management and effected by the Company’s board of directors for the following purposes:

a) providing reasonable assurance over maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Argyle Group,

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	March 25, 2024

b) permitting preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with proper authorizations, and

c) preventing or timely detecting unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

During the regular meetings, the Company’s management and the boards of Argyle Beijing also approved the budget plan, reviewed the operational and financial performances of Argyle Group, discussed significant changes, if any, and underlying reasons, so that information could be timely accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosures under the Exchange Act. In April 2022, the regular discussion to review Argyle Group’s operational and financial performances was postponed as Argyle Group’s management team informed the Company that it could not provide its operational and financial data for the first quarter of 2022 because of the disruptions caused by COVID-19 related quarantine measures implemented in many parts of China at the time.

As stated in the Company’s response to the Staff’s prior comment number 8, the management team members of Argyle Group (including Mr. Zhang) fulfilled their duties and duly reported to the management and the boards of Argyle Group from the Acquisition Date through mid-May 2022 (the “Relevant Period”). Nothing occurred during the Relevant Period and came to the BoD’s attention that drove the BoD to have any suspicions that Mr. Zhang was embezzling funds or conducting any other financial improprieties.

Starting from late-May 2022, however, Mr. Zhang stopped responding to the BoD’s requests for information of Argyle Group. While the BoD did not have any direct evidence of embezzlement of corporate fund of Argyle Group by Mr. Zhang, Mr. Zhang’s actions and inactions since late-May 2022 as listed in the Company’s response to the Staff’s prior comment number 8 (see page 8 of the Company’s prior response letter) drove the BoD to suspect that financial improprieties, including embezzling of corporate fund of Argyle Group by its management led by Mr. Zhang (the “Potential Financial Improprieties”), may have occurred.

Because the Company and the boards of Argyle Group completed all of its internal control procedures over Argyle Group for all of the periods before January 1, 2022, the Company does not believe any Potential Financial Improprieties existed prior to January 1, 2022. As such, the Potential Financial Improprieties should not affect the Company’s assessment of the effectiveness of its internal controls and disclosure controls and procedures related to its financial statements for any period prior to January 1, 2022, nor have any material impact on the financial statements for any such period.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	March 25, 2024

The Company believes it is most likely that the Potential Financial Improprieties (if any) occurred after Mr. Zhang stopped responding to the BoD’s requests in late-May 2022 because his actions were completely out of the control of the Company during that period. During the period from late-May 2022 to June 1, 2022 when the Company deconsolidated Argyle Group, based on the Company’s reasonable estimates, the financial operations results of Argyle Group were clearly immaterial, with revenue, pretax loss and net loss each accounting for far less than 0.5% of those of the Company’s consolidated amounts for the fiscal year ended December 31, 2022. As such, the Potential Financial Improprieties (if any) should not have any material impact on the Company’s consolidated financial statements for the period from late-May 2022 to June 1, 2022 or for the fiscal year ended December 31, 2022. The Company did not perform any formal assessment of the effectiveness of its internal controls and disclosure controls and procedures related to its financial statements as of any date between December 31, 2021 and December 31, 2022. Because the Company deconsolidated Argyle Group on June 1, 2022, the Potential Financial Improprieties (if any), which occurred at Argyle Group, should not affect the Company’s assessment of the effectiveness of its internal controls and disclosure controls and procedures as of December 31, 2022.

3.	We note your response to our prior comment number 8. Please expand your disclosures in future filings to better describe the facts and circumstances that led to the Company's conclusion that the minority shareholder's action or inaction resulted in the group's determination that it no longer controlled Argyle and as result began deconsolidating the Argyle group in June 2022. Your expanded disclosures should highlight the specific facts and circumstances similar to your added clarification in your response letter in order for investors to understand why the Company no longer has control over the Argyle group even though it still legally maintained a 60% ownership in the Argyle group.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will expand its disclosures to better describe and highlight the specific facts and circumstances that led to the Company’s conclusion that the minority shareholder's action or inaction resulted in the group's determination that it no longer controlled Argyle and as result began deconsolidating the Argyle group in June 2022.

*         *        *

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	March 25, 2024

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure:           Annex A

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Gregory James Karns, Director, General Counsel

Yiping Yang, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Zhao Xiang Gu, Partner

Ernst & Young Hua Ming LLP

Annex A

Comment 1 (Prior Comment 3)

Cash Flows through our Organization

GreenTree Hospitality Group Ltd., or our Company, is a holding company that relies principally on its operating subsidiaries in China for its cash requirements. For the year ended December 31, 2020, our Company provided capital contributions of RMB2.9 million (US$0.4 million) to our operating subsidiary in China. For the year ended December 31, 2021, our Company made a cash payment in the amount of RMB100.0 million (US$14.1 million) on behalf of our operating subsidiaries in China. Our operating subsidiaries in China paid RMB122.5 million (US$17.3 million) to GTI's subsidiaries as settlement of the dividend payable by our Company, which was part of the total cash dividends of US$56.7 million (equivalent to RMB402.6 million) declared by our Company in 2021. For the year ended December 31, 2022, our Company received RMB241.3 million (US$34.0 million) from our operating subsidiaries in China.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Company and our operating subsidiaries in China, and no other dividends or any other distributions were paid by our operating subsidiaries in China to our Company.